ASSURE DATA, INC.
6680 Yosemite
Dallas, Texas 75214

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 30, 2009

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NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about November 2, 2009 to holders of record on October 30, 2009 of shares of common stock, par value $0.00l per share (“Common Stock”), of Assure Data, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing directors of a new member of the Board of Directors of the Company (the “Board”) followed by the resignation of the existing director pursuant to the terms of the transactions (“Transactions”) described below. The appointment will become effective upon the closing of the transactions described below, but not sooner than November 12, 2009, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the issuance (the “Sale”) of 13,360,000 shares of common stock of the Company for $220,000, and result in a change of control of the Company.

As of October 30, 2009, the Company had 1,640,000 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of Transactions that will be consummated at a closing on or after November 12, 2009 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and director of the Company before and after the Closing Date of the Transactions. Additional information about the Company and the Transactions will be contained in the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) after the Closing Date of the Transactions. The Form 8-K may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

THE TRANSACTIONS

On October 30, 2009, the Company and Terry Harris and Timothy Barham executed Subscription Agreements pursuant to which the Sale shall be effected and Terry Harris and Timothy Barham will each be entitled to receive 6,680,000 shares of Common Stock in exchange for cash of $110,000 each.

As a result of the Sale, the Terry Harris will own approximately 44.5% if the then outstanding Common Stock of the Company and Timothy Barham will own approximately 44.5% of the then outstanding Common Stock of the Company.

Upon the completion of the Sale, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing directors, Robert Lisle and Max Kipness will resign as directors and appoint Terry Harris and Timothy Barham as new directors of the Company.

All current officers of the Company will resign upon completion of the Exchange, and the new Board will appoint new officers of the Company. In connection with the change of control, new management has signified its intention to cause the Company to explore the acquisition of one or more additional businesses, and may determine to dispose of the Company’s existing data storage business. Following the Closing, the Company will take all corporate actions and make all regulatory filings to change its name to better reflect its current line of business.

GENERAL

Since 2007, the Company has been a small reporting company, posting modest sales and profits. In mid-2009, the directors determined that opportunities for additional sales and potential growth were not sufficient to continue to incur the expense of being a public company, and that the Company should seek additional investors who would search for new businesses offering the prospect for faster growth. On October 30, 2009, following a period of negotiations, the Company entered into two Subscription Agreements with Terry Harris and Timothy Barham.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Director Name of Person	Age	Position and Office Held with the Company	Since

Robert Lisle Max Kipness	60 40	President, Treasurer and Director Vice President, Secretary and Director	November 18, 2002 November 18, 2002

Business Experience

Directors and Executive Officers

Mr. Robert Lisle, President, Treasurer and a Director, functions as our chief executive officer and chief financial and accounting officer. Mr. Lisle has 29 years’ of experience in the computer and computer consulting fields. He has been the President of Information Technology Systems Inc. and Lisle & Associates for the past 27 years. Previous to that, he spent three years as a systems analyst and programmer for Century 21 Real Estate in Irvine, California and the Data Processing Manger for JSH Electronics in Culver City, California.

Mr. Max Kipness, Vice President, Secretary, and a Director, is a Certified Microsoft Engineer as well as a Cisco Certified Engineer. He has been the ITM manager for a large manufacturing company with offices and manufacturing plants across the country. Previous to that, he spent six years as a senior network consultant with a large network consulting firm in Dallas, Texas. For the year prior to that, he was in the sales department of a national computer and peripheral distribution company. Prior to working in direct sales, he was a partner for five years in a retail computer sales and repair operation in Dallas, Texas. During the last eight years, Mr. Kipness has consulted on network and infrastructure operation for small and medium companies. Mr. Kipness is serving as the Chief Technology Officer of the Company.

All directors will serve for a period of one year unless removed in accordance with our bylaws.

Officers are appointed by and serve at the will of the Board of Directors. There are no family relationships between or among any of the directors or executive officers of the Company.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mesrs. Lisle and Kipness devote approximately 70% of their time to our business and affairs.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

After completion of the Transactions, the following persons will be the directors and officers of the Company:

Names:	Ages	Titles:
Terry Harris	38	President, Treasurer and Director
Timothy Barham	42	Vice President, Secretary and Director

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors. Biographical resumes of each officer and director are set forth below.

Mr. Terry Harris has over 20 years of experience in the beverage industry and is the Vice Presidnet and a principal working in all facets of his family’s two businesses Empire Foods, Inc. and Ledbetter Packing.  Empire Foods is a full service super-regional independently owned sales and marketing company providing services to the consumer packaged goods industry using the latest technology and is headquartered in Cincinnati, Ohio, USA. Empire is currently one of the largest privately held food brokers in the U.S. Founded in 1959 Ledbetter Packing specializes in custom co-packing either ingredient or finished goods for consumer meat products. Ledbetter also manufactures meat products found in retail grocery outlets throughout the US including Wal-Mart Stores, Kroger, and Food Lion and others.

Mr. Timothy Barham has worked in an entrepreneurial capacity in various businesses. Since 2002 ,Mr. Barham acted as a consultant for emerging private and public companies, assisting them in the areas of marketing and public relations. In 2004 Mr. Barham founded and is the President ofTilo Records, an independent label focused in the Country and Western genre. Also, in 2004 Mr. Barham founded 45 South Music Publishing and is the President and handles all aspects of artist development, management, and music publishing for artists 45 South, Jarrod Birmingham, and Ash Bowers

New Age drank™ worldwide. HBB now oversees, manages, and facilitates the sales and marketing of drank™ on a global scale. Dubbed the world's first extreme relaxation beverage, drank™ was created to induce a natural calming and soothing effect when consumed. drank™ is a lightly carbonated grape flavored beverage formulated with natural calming agents including melatonin, rose hips, and valerian root. drank(TM) is sold in prominent purple, signature 16 ounce cans bearing the slogan "slow your roll".

HBB now sells product to large beverage companies and distributors including Anheuser Busch, Miller and PepsiCo as well as a number of large and midsize independent distributors.

CORPORATE GOVERNANCE

The Company does not maintain an audit committee, compensation committee, or nominating committee, and the Board performs these functions. Because the Company has had only two directors who own over a majority of the voting securities of the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations. The Board has not established an audit or compensation committee for similar reasons. Immediately following completion of the Transactions, it is anticipated that this structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees composed primarily of independent directors to perform the functions normally performed by such groups.

During the year 2008, the Board of Directors held no formal meetings. The only meeting in 2009 was to approve the Sale and change of control.]

EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the compensation earned by the Company’s Chief Executive Officer for the year ended December 31, 2008, in consulting fees for services rendered in all capacities to the Company for the fiscal years ended December 31, 2003 through 2008.

		Annual Compensation			Long-Term Compensation
					Securities
					Underlying
Name/Principal				Other Annual	Options or	All Other
Position	Year	Salary	Bonus	Compensation	Warrants	Compensation

Robert Lisle, CEO(1)	2008	$0	0	$0	0	0
	2007	4000	0	0	0	0
	2006	51,286	0	0	0	0
	2005	36,000	0	0	0	0
	2004	16,355	0	0	0	0
	2003	63,785	0	0	0	0

Max Kipness(2)	2008	97,179	0	0	0	0
	2007	81,140	0	0	0	0
	2006	69,333	0	0	0	0
	2005	13,333	0	0	0	0
	2004	0	0	0	0	0
	2003	1,960	0	0	0	0

Even though Mr. Lisle is an officer of Assure Data, he is not employed by Assure Data. Nevada does not require officers of Nevada corporations to be employees.

(1)  Mr. Lisle has been compensated by Information Technology Systems Inc. which has invoiced Assure Data for his services, during 2003, 2004, 2005, 2006, 2007 and 2008. See Item 12.

(2)  Mr. Kipness was reimbursed for direct expenses, services, as well as supplies and equipment purchased on behalf of Assure Data for this amount during 2003.

Stock Options			Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised in-the-Money Options at Fiscal Year End
Name	Number of Shares Acquired or Exercised	Realized Value	Exercisable	Unexercisable	Exercisable	Unexercisable
None

Long-term Incentive Plans			Estimated Future Payments Under Non-Stock Price-Based Plans
Name	Number of Shares, Under or Other Rights #	Performance or Other Period Until Maturation or Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
None

No stock has been issued to any officer, employee or director of the company except in their capacity as investors. Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered. We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2008, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of September 30, 2009, the Company has issued and outstanding 1,640,000 shares of Common Stock. There is no other class of voting security of the Company issued or outstanding. The following table sets forth the number of shares of Common Stock beneficially owned as of September 30, 2009 by (i) each director, (ii) each executive officer named in the Summary Compensation Table and (iii) each person known to own beneficially more than 5% of our stock and (iv) all directors, named executive officers and other executive officers as a group. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date. Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

	Shares of Common Stock

Name	Number of Shares Owned	% Total Outstanding Shares

Robert Lisle 6680 Yosemite Lane Dallas, Texas 75214	266,667	16.26

Max Kipness 549 Valley View Dr. Lewisville, Texas 75067	266,667	16.26

Patricia Gunter 174 FM 1830 Argyle, Texas 76226	416,666	25.40

All officers and directors as a group (2 persons)	533,334	32.52

Following the Sale and the change of management, the following ownership information will apply:

	Shares of Common Stock

Name	Number of Shares Owned	% Total Outstanding Shares

Terry Harris 8593 Macon Road Cordova, TN 38018	6,680,000	44.53

Timothy Barham 8593 Macon Road Cordova, TN 38018	6,680,000	44.53

All officers and directors as a group (2 persons)	13,360,000	89.06

Code of Ethics

The Company has not yet adopted a comprehensive written code of ethics. It is generally the Company’s policy that its operations are to be conducted in compliance with the law and with the highest ethical standards. This policy applies to all employees and others working on behalf of WQN wherever located.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.
A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do not receive compensation for their services.

By Order of the Board of Directors

/s/ Robert Lisle
Robert Lisle